February 10, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE: Brinker International, Inc.

Form 10-K for the year ended June 24, 2009 filed August 24, 2009

Schedule 14A filed September 15, 2009

File No. 001-10275

Dear Mr. Humphrey:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated January 29, 2010. For your convenience, your comments have been reproduced in their entirety followed by our responses. In providing our response to your comments, we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in our filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended June 24, 2009

MD&A

Liquidity and Capital Resources, page F-7

1. We note your discussion of cash flows provided by operating activities in the first paragraph of this section. Although you subsequently discuss certain individual investing and financing activities, consideration should be given to also addressing the impact of investing activities and financing activities in the aggregate. This would provide a more balanced picture, particularly as cash has regularly been used in each of these activities.

Response:

In future filings, we will revise our disclosures in Management's Discussion and Analysis to address the aggregate amounts in these categories.

Financial Statements

Note 1. Summary of Significant Accounting Policies, Goodwill, page F-19

2. Please explain to us how you determine your reporting units for purposes of testing goodwill for impairment. Expand your disclosure to include this information in future filings.

Response:

We determine our reporting units pursuant to the requirements of the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 350-20-35 and the relevant paragraphs of ASC 280. We have defined three reporting units which consist of our restaurants brands or operating segments (Chili's, On The Border and Maggiano's) as defined by ASC 280-10-50-1. We believe that our operating segments represent the appropriate level at which to perform goodwill impairment testing.

When establishing our reporting units for purposes of evaluating goodwill we considered the criteria under ASC 350-20-35-35 in regards to aggregating components. The menu items, services offered and food preparation are virtually identical at each restaurant within the three brands. Our targeted customer base is consistent across the brands. We maintain a centralized purchasing department which manages all purchasing and distribution for our restaurants. In addition, contracts for our food supplies are negotiated at a consolidated level in order to secure the best prices and maintain similar quality across all of our brands. Local laws, regulations and other issues may result in slightly different legal and regulatory environments; however, the overall regulatory climate within and across our operating segments remains quite similar. Based on these factors, we believe that our operating segments are the appropriate level for testing goodwill for impairment. We will expand our disclosure in future filings to discuss the determination of our reporting units.

Note 1. Summary of Significant Accounting Policies, Segment Reporting, page F-22

3. We note, from the disclosures on page 6, that you made significant organizational changes in fiscal 2009. Specifically, you are now organized into geographic regions, not by brands. It appears that this may have changed the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Please tell us how the financial information that the CODM uses to make decisions about operating matters has changed as a result of this reorganization. Discuss the consideration given to the possibility that these geographic regions may constitute reportable operating segments for which disclosures are required pursuant to FASB ASC 280-10-50-20.

Response:

The organizational changes in fiscal 2009 discussed in Item 1, page 6 did not impact the financial information that our Chief Operating Decision Maker regularly reviews. The Chief Operating Decision Maker focuses on Revenues, Cost of Sales and Restaurant Expenses in aggregate for each of our restaurant brands (Chili's, On The Border and Maggiano's) when assessing the company's operating performance and determining the appropriate allocation of resources. The primary goal of the organizational changes was to enhance the performance of our individual brands by maximizing the utilization of talent and best practices across the Chili's and On The Border brands. The intent of the change was not to disaggregate the brand operations into regional units for purposes of analyzing performance and resource allocation. Therefore, we do not believe that these changes result in the requirement to report operating segments pursuant to ASC 280-10-50-20.

Note 3. Other Equity Method Investments and Restaurant Dispositions, page F-23

4. Please quantify for us your share of the net income or loss from your equity investment in Macaroni Grill and from your joint venture investment with CMR, S.A.B de C.V.

Response:

Our share of the net loss from our equity investment in Macaroni Grill in fiscal year 2009 was approximately $0.2 million; however, the amount included in our consolidated statement of income was zero. As of May 2009, we discontinued applying the equity method as our investment in Macaroni Grill was reduced to zero as a result of the $6.0 million distribution we received in April 2009. Our share of the net income of CMR, S.A.B. de C.V. was $0.3 million and $0.2 million for fiscal years 2009 and 2008, respectively. In preparing our Form 10-K, we considered these amounts to be immaterial for disclosure.

5. We note the sales of company-owned restaurants described in your footnote. We assume that you occasionally purchase the businesses of your franchisees for various reasons and that you subsequently may refranchise these businesses as well. If our understanding is correct, upon refranchising these businesses, please tell us how you account for any remaining goodwill balances and/or identifiable intangibles (such as reacquired rights) that were recorded upon your purchase of the franchise.

Response:

We have purchased restaurants from our franchisees which resulted in the recognition of goodwill and have subsequently sold these restaurants to other franchisees. When the restaurants were sold, we allocated goodwill from the reporting unit (brand) to the disposal group in the determination of the gain or loss on the disposition. The allocation was based on the relative fair values of the disposal group and the portion of the reporting unit that was retained in accordance with ASC 350-20-35-53. We have recognized reacquired rights in connection with previous business combinations; however, we have not sold any restaurants acquired in those combinations.

Note 15. Quarterly Results of Operations, page F-34

6. On an ongoing basis, please describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a) (3) of Regulation S-K.

Response:

In future filings, we will describe the effects of any unusual or infrequently occurring items recognized in each quarter within the two most recent fiscal years as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter as detailed in Item 302 (a) (3) of Regulation S-K.

Schedule 14A filed September 15, 2009

Executive Compensation, page 17

7. We note your disclosure on page 21 that Mr. Diener's "short-term incentive" is based on 50% EPS and 50% on PBT for Chili's. It appears that you have not disclosed the target PBT for Chili's. Please confirm that in future filings you will disclose the specific performance targets used to determine awards under the Profit Sharing Plan. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

In future filings, we will disclose the specific performance targets, if appropriate; however, if it is determined that targets should be omitted because disclosure would pose competitive harm to the Company, we will provide a detailed supplemental analysis as necessary in conjunction with Instruction 4 to Item 402(b).

If you have any additional questions, feel free to contact me at 972-770-9406.

Sincerely,

/s/ Charles M. Sonsteby

Charles M. Sonsteby

Executive Vice President and Chief

Financial Officer